

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2022

Scott Kaufman
Chief Executive Officer
Creek Road Miners, Inc.
2700 Homestead Road
Park City, UT 84098

>   **Re: Creek Road Miners, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed June 29, 2022**
>   **File No. 333-262304**

Dear Mr. Kaufman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form S-1

Exhibit 5.2

1.   Please revise the first paragraph to identify correctly the shares covered by the registration statement. In this regard, we note your statement that the 12,721,659 shares covered by the registration statement consist of 5,836,453 shares issuable upon the conversion of outstanding shares of Series C Preferred Stock and 6,218,539 shares issuable upon the exercise of outstanding warrants; however, this is not an accurate identification of the shares covered by the registration statement. In addition, revise the third paragraph to exclude your client from the assumption regarding "the due authority of all parties signing such documents."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ryan Lichtenfels at 703-434-0122 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Roger W. Bivans